

Mail Stop 4546

July 2, 2018

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
1180 Seminole Trail, Suite 495
Charlottesville, VA 22901

      **Re:    Adial Pharmaceuticals, Inc.**
             **Amendment No. 6 to Registration Statement on Form S-1**
             **Filed June 26, 2018**
             **File No: 333-220368**

Dear Mr. Stilley:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Notes to Financial Statements
Research and Development, page F-9

1.     Please revise your accounting policy disclosure here and on page F-30 to reflect your accounting treatment for patent related costs.

You may contact Rolf Sundwall at 202-551-3105 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters.  Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc:     Leslie Marlow, Esq.
        Gracin & Marlow, LLP